Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,								9 months
	2009	2010	2011	2012	2013	2014	2015	2016	2017
	(in thousands, except ratio)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$8,471	$(50,074)	$46,807	$73,787	$62,174	$65,912	$371,122	$66,480	$40,470
Capitalized interest	(112)	(84)	(106)	(3,891)	(13,324)	(13,785)	(17,068)	(26,576)	(13,839)
Depreciation of capitalized interest	30	36	43	302	1,190	2,109	3,247	5,019	4,457
Distributions from 50% or less owned companies carried at equity	950	6,482	20,028	38,809	46,564	75,528	97,468	87,220	60,371

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$9,339	$(43,640)	$66,772	$109,007	$96,604	$129,764	$454,769	$132,143	$91,458

Fixed charges
Interest on long-term debt	$13,736	$22,992	$35,771	$40,923	$48,583	$66,772	$99,730	$138,737	$125,557
Capitalized interest	112	84	106	3,891	13,324	13,785	17,068	26,576	13,839
Rental expenses representative of an interest factor	2,990	3,904	4,570	5,383	6,919	9,485	9,208	10,477	7,857

Total fixed charges	$16,838	$26,980	$40,447	$50,197	$68,826	$90,042	$126,006	$175,790	$147,253

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$26,177	$(16,660)	$107,219	$159,204	$165,430	$219,806	$580,775	$307,933	$238,712

RATIO OF EARNINGS TO FIXED CHARGES	1.6	—	2.7	3.2	2.4	2.4	4.6	1.8	1.6